SECURI[…] 02021143 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52743

RECEIVED MAY 30 2002 165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NATIVE AMERICAN SECURITIES CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 BROADWAY, SUITE 1101
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDY STRAUSBERG **(917) 320-4800**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein Pinchuk & Kaminsky LLP
(Name – if individual, state last, first, middle name)

7 Penn Plaza Suite 830 New York, NY 10001
(Address) (City) (State)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

OATH OF AFFIRMATION

I, **RANDY STRAUSBERG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NATIVE AMERICAN SECURITIES CO., INC.**, as of **March 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SHOSHANA R. KALMAN
Notary Public, State of New York
No. 01KA5005583
Qualified in Queens County
Commission Expires Dec. 14, 2002

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OF AFFIRMATION

I, **RANDY STRAUSBERG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NATIVE AMERICAN SECURITIES CO., INC.**, as of **March 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss)
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or a Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIVE AMERICAN SECURITIES CO., INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2002

NATIVE AMERICAN SECURITIES CO., INC.
TABLE OF CONTENTS

BPK

BERNSTEIN PINCHUK & KAMINSKY LLP

Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
BPKCPAS@aol.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Native American Securities Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Native American Securities Co., Inc. as of March 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimats made by management, as well as evaluating the overall finacial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Native American Securities Co., Inc. as of March 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-1, 3-3 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernstein, Pinchuk & Kaminsky

New York, New York
May 16, 2002

NATIVE AMERICAN SECURITIES CO., INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

rrent Assets		
Cash (Note 2)	$	9,980
Cash equivalents-Treasury bills due May 2002 at market value (Note 2)		57,895
Restricted equity securities- at market value		69,000
Due from affiliate broker dealer (Note 3)		65,000
Total current assets	$	201,875

LIABILITIES AND STOCKHOLDER'S EQUITY

rrent Liabilities		
Accounts payable	$	850
Due to affiliate (Note 3)		1,050
Accrued liability-NASD dues payable		583
Total current liabilities		2,483
ockholder's equity		
Common stock, par value $.001, authorized 3000 shares, issued and outstanding 100 shares		40,052
Additional paid in capital		162,000
Accumulated deficit		(2,660)
Total stockholder's equity		199,392
	$	201,875

See the accompanying notes to the financial statements.

NATIVE AMERICAN SECURITIES CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2002

Revenues	
Commission income, including $115,540 from affiliate (Note 3)	$ 163,944
Interest income	1,092
Trading income (loss)	(46,533)
Total revenues	118,503
Expenses	
Compensation of employees	55,574
Commission paid to parent company (Note 3)	27,150
Fees and licenses	12,288
Interest	18
Office	12,353
Minimum corporation taxes (Note 2)	705
Total expenses	108,088
Net income	10,415
Accumulated deficit at beginning of year	(13,075)
Accumulated deficit at end of year	$ (2,660)

See the accompanying notes to the financial statements.

NATIVE AMERICAN SECURITIES CO., INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2002

Common Stock		
Common stock-3000 shares $.001 par authorized, 100 shares issued and outstanding. Initial capital received March 2001.	$	38,752
Additional payment for common stock- May 2001		1,300
Balance March 31, 2002	$	40,052
Additional paid in capital		
Additional paid in capital-additional capital received February 2002 from 49.5% stockholder in parent company-Balance March 31, 2002	$	162,000
Accumulated deficit		
Accumulated deficit-balance April 1, 2001	$	(13,075)
Net income for year ended March 31, 2002		10,415
Accumulated deficit-March 31, 2002	$	(2,660)
Total stockholder's equity at March 31, 2002	$	199,392

See the accompanying notes to the financial statements.

NATIVE AMERICAN SECURITIES CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

Cash flows from operating activities		
Net income	$	10,415
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable from affiliate		(65,000)
Increase in marketable equity securities		(69,000)
Increase in accounts payable		(145)
Increase in NASD fees accrued		583
Total adjustments		(133,562)
Net cash used by operating activities		(123,147)
Cash flow from financing activities:		
Proceeds from issuance of common stock		1,300
Loan received from 49.5% stockholder in parent		1,050
Additional cash capital contributions received		162,000
Net cash provided by financing activities		164,350
Net increase in cash and equivalents		41,203
Cash and equivalents, beginning of year		26,672
Cash and equivalents, end of year	$	67,875

There were no significant payments for interest or income taxes.

See the accompanying notes to the financial statements.

NATIVE AMERICAN SECURITIES CO., INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002

NOTE 1. ORGANIZATION

Native American Securities Co., Inc. ("the Company") was incorporated in 2000 under the laws of the state of Delaware and until early 2001 was an inactive wholly owned subsidiary of Native American Financial Services Co., Inc.("NAFSCO") a company which is 52.5% owned by native americans of the Navajo nation in Arizona and 47.5% owned by Dupont Direct Financial Holdings, Inc.("Dupont"). In early 2001 the company received its initial capital contribution from its parent company, with the money funded by Dupont, and began the process of being registered as a broker-dealer under the Securities Exchange Act of 1934. During the three months ended March 31, 2002, the Company, having been registered as broker-dealer, and having become a member of the National Association of Securities Dealers, Inc. received a supplemental capital contribution of $162,000 from NAFSCO and began to operate as a broker dealer.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Native American Securities Co.,Inc. is presented to assist in understanding the company's financial statements. The finacial statements are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less which are not used as collateral.

Marketable equity and government securities

The Company has adopted Statement of Financial Accounting Standards ("SFAS") Number 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's investments consist mainly of clearing deposits. There is also a modest inventory account. Accordingly, all securities are carried at market value with any unrealized gains and losses included in income. Realized gains or losses are computed based on the average cost of the securities sold. Government securities at March 31, 2002 consisted of Treasury bills which are being used as a clearing deposit.

Income taxes:

The Company files separate income tax returns from those of NAFSCO, using a year ended June 30th. The Company had a net operating loss carryover of $9,528 arising from a tax loss incurred during the three months ended June 30, 2001 of which all but $2,660 of which was used to eliminate federal income taxes on income earned during the nine months ended March 31, 2002. This net operating loss carryover of $2,660 will be available to offset taxable income earned through June 30, 2021.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company earned $115,540 of its commission revenue from Dupont Securities Group, Inc. ("DSGI"), a wholly owned subsidiary of Dupont. Of this amount, $65,000 was receivable at March 31, 2002 and has since been collected. It paid a commission of $27,150 to its parent, NAFSCO, during the year ended March 31, 2002. Dupont provided for use of office space without charge to the Company during the year ended March 31, 2002. At March 31, 2002 the Company owed $1,050 to a stockholder of Dupont.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At March 31, 2002, the Company had net capital of $181,683, which exceeded requirements by $176,683.

NATIVE AMERICAN SECURITIES CO., INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
MARCH 31, 2002

NET CAPITAL		
Stockholder' s equity	$	199,392
Nonallowable assets		-
Net capital before haircuts		199,392
Haircuts on securities		
Short term treasury bills		-
Marketable equity securities-15%		(10,350)
Marketable equity securities-undue concentration		(7,359)
Total haircuts taken		(17,709)
Net capital	$	181,683
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable	$	850
Accrued NASD fee		583
Due to affiliate		1,050
Total aggregate indebtedness	$	2,483
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	166
Minimum dollar net capital requirement	$	5,000
Minimum net capital requirement	$	5,000
Excess net capital	$	176,683
Excess net capital at 1500%	$	181,517
Excess net capital at 1000%	$	181,435

Ratio of aggregate indebtedness to net capital .0137 to 1.

Reconciliation with Company's computation included in Part IIA of Form X-17A-5 as of March 31, 2002

Net capital as reported in the Company's Part IIA	$	181,670
Net audit adjustments-adjustment of haircut		13
Net capital as above	$	181,683

As of March 31, 2002 the Company has not effected any transactions for anyone defined as a customer under Rule 15c3-3. Accordingly there are no items to report.

See the accompanying notes to the financial statements.

BPK

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Bernstein Pinchuk & Kaminsky LLP

Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
BPKCPAS@aol.com

Board of Directors and Stockholder
Native American Securities Co., Inc.
New York, New York

In the planning and performing of our audit of the financial statements of Native American Securities Co.,Inc. for the year ended March 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Bernstein, Pinchuk & Kaminsky

New York, New York
May 16, 2002